                                                Filed Pursuant to Rule 424(b)(3)
                                                Under the Securities Act of 1933
                                                Registration No. 333-39600


                              HEALTH GRADES, INC.

                       SUPPLEMENT DATED NOVEMBER 30, 2000
                       TO PROSPECTUS DATED AUGUST 31, 2000

1.       NAME CHANGE

         On November 13, 2000, we changed our name from HealthGrades.com, Inc. to Health Grades, Inc.

2.       SHARES SOLD BY A SELLING STOCKHOLDER

         As of the date of this supplement, one of the selling stockholders has sold 55,200 shares of our common stock. Accordingly, 12,409,800 shares remain subject to the prospectus and this prospectus supplement, including 3,300,000 shares underlying warrants.

3.       FINANCIAL INFORMATION AS OF, AND FOR THE PERIODS ENDED SEPTEMBER 30,
2000

         Set forth below is the financial information principally derived from the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000 filed with the Securities and Exchange Commission.

                      Health Grades, Inc. and Subsidiaries
                           Consolidated Balance Sheets

                                                              SEPTEMBER 30         DECEMBER 31
                                                                  2000                1999
                                                                  ----                ----
                                                               (UNAUDITED)
                ASSETS
Cash and cash equivalents                                     $  7,092,283         $    316,767
Restricted cash                                                         --            1,178,848
Accounts receivable, net                                           454,928            2,744,912
Due from affiliated practices in litigation, net                 1,232,748            2,745,413
Prepaid expenses, inventories and other                            227,918              205,665
Current portion notes receivable                                   285,018            3,531,099
Prepaid and recoverable income taxes                                    --            1,838,589
                                                              ------------         ------------
Total current assets                                             9,292,895           12,561,293

Property and equipment, net                                        973,279            1,656,613
Goodwill, net of accumulated amortization of
  $467,068 and $-- in 2000 and 1999, respectively                5,243,115            4,000,000
Notes receivable, less current portion                           1,414,133            1,661,485
Other assets                                                       508,174              513,477
                                                              ------------         ------------
Total assets                                                  $ 17,431,596         $ 20,392,868

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Accounts payable                                              $     71,040         $    520,767
Accrued payroll, incentive compensation and related
    expenses                                                       386,012              278,474
Accrued expenses                                                   726,668            1,531,550
Income taxes payable                                               556,792                   --
Notes payable                                                      663,149            7,352,005
Notes payable to officers                                               --              350,000
Deferred income                                                  1,018,269            1,144,552
                                                              ------------         ------------
Total current liabilities                                        3,421,930           11,177,348

Note payable, less current portion                               1,146,065            5,603,283
Notes payable to officers, less current portion                         --            3,200,000
Deferred income                                                    303,560              646,847
                                                              ------------         ------------
Total liabilities                                                4,871,555           20,627,478

Commitments and contingencies

 Stockholders' equity (deficit):
    Preferred stock, $0.001 par value, 2,000,000
      Shares authorized, no shares issued or
      outstanding                                                       --                   --
    Common stock, $0.001 par value, 50,000,000
      shares authorized, and 28,817,400 and 18,738,686
      issued and outstanding in 2000 and 1999,
      respectively                                                  28,817               18,739
 Additional paid-in capital                                     87,349,730           67,509,276
 Accumulated deficit                                           (61,759,272)         (56,722,141)
 Treasury stock                                                (13,059,234)         (11,040,484)
                                                              ------------         ------------
 Total stockholders' equity (deficit)                           12,560,041             (234,610)
                                                              ------------         ------------
 Total liabilities and stockholders' equity (deficit)         $ 17,431,596         $ 20,392,868
                                                              ============         ============

          See accompanying notes to consolidated financial statements.

                      Health Grades, Inc. and Subsidiaries
                      Consolidated Statements of Operations
                                   (Unaudited)

                                                                 THREE MONTHS ENDED                      NINE MONTHS ENDED
                                                                    SEPTEMBER 30                            SEPTEMBER 30
                                                                    ------------                            ------------
                                                              2000                1999                2000                1999
                                                              ----                ----                ----                ----
REVENUE:
  Physician practice management revenue                   $    375,923        $  5,280,185        $  3,943,734        $ 27,029,889
  Internet revenue                                             909,558             142,986           2,172,125             279,778
  Other                                                          1,128                  --               3,847             459,366
                                                          ------------        ------------        ------------        ------------
                                                             1,286,609           5,423,171           6,119,706          27,769,033
                                                          ------------        ------------        ------------        ------------
COSTS AND EXPENSES:
  Physician practice management costs and expenses:
    Clinic expenses                                                 --             424,236                  --          14,866,690
    Litigation and other costs                                  85,271             906,035             657,106           4,269,295
  Internet costs and expenses:
    Production content and product development                 466,593             477,188           1,672,185             741,732
    Sales and marketing                                        973,273             561,096           2,219,926             680,340
  General and administrative                                 2,260,894           2,433,118           6,323,307           8,436,102
                                                          ------------        ------------        ------------        ------------
                                                             3,786,031           4,801,673          10,872,524          28,994,159
                                                          ------------        ------------        ------------        ------------
(Loss) income from operations                               (2,499,422)            621,498          (4,752,818)         (1,225,126)
Other:
  Gain (loss) on sale of assets and other                      (61,473)            117,485            (256,252)          3,649,243
  Gain on sale of equity investment                                 --             127,974                  --             127,974
  Gain on sale of subsidiary                                        --                  --                  --             221,258
  Interest income                                              141,024              88,749             400,380             249,245
  Interest expense                                             (52,648)           (318,566)           (428,441)         (2,205,552)
                                                          ------------        ------------        ------------        ------------
(Loss) income before income taxes                           (2,472,519)            637,140          (5,037,131)            817,042
Income tax (expense) benefit                                        --            (920,786)                 --             775,561
                                                          ------------        ------------        ------------        ------------
Net (loss) income                                         $ (2,472,519)       $   (283,646)       $ (5,037,131)       $  1,592,603
                                                          ============        ============        ============        ============
Net (loss) income per share (basic)                       $      (0.11)       $      (0.02)       $      (0.27)       $       0.11
                                                          ============        ============        ============        ============
Weighted average shares outstanding (basic)                 21,536,065          12,429,197          18,863,324          14,817,837
                                                          ============        ============        ============        ============

Net (loss) income per share (diluted)                     $      (0.11)       $      (0.02)       $      (0.27)       $       0.10
                                                          ============        ============        ============        ============
Weighted average shares outstanding (diluted)               21,536,065          12,429,197          18,863,324          15,637,817
                                                          ============        ============        ============        ============

          See accompanying notes to consolidated financial statements.

                      Health Grades, Inc. and Subsidiaries
                      Consolidated Statements of Cash Flows
                                   (Unaudited)

                                                                  NINE MONTHS ENDED
                                                                    SEPTEMBER 30
                                                                    ------------
                                                              2000               1999
                                                              ----               ----
OPERATING ACTIVITIES
Net (loss) income                                        $ (5,037,131)       $  1,592,603
Adjustments to reconcile net (loss) income to net
cash provided by operating activities:
      Depreciation                                            537,281           1,491,225
      Amortization                                            606,885           1,425,645
      Bad debt expense                                        199,343                  --
      Gain on sale of subsidiary                                   --            (221,258)
      Gain on sale of equity investment                            --            (127,974)
      Gain on sale of assets, amendment and
         restatement of service agreements and
         litigation settlement                                     --          (3,649,243)
      Impact of termination agreements                             --          (1,073,777)
      Equity in loss of unconsolidated affiliate                   --              23,852
      Officer notes financing fee                             347,200                  --
      Loss (gain) on disposal of assets                       256,253              (5,891)
      Deferred income taxes                                        --          (1,285,395)
      Non-cash compensation expense-stock options              34,331             394,277
      Changes in operating assets and liabilities,
         net of the non-cash effects of the
         acquisitions of the net assets of physician
         groups:
            Accounts receivable, net                           71,891           3,294,746
            Due from affiliated practices in
               litigation                                   1,654,539          (1,423,324)
            Prepaid expenses and other assets                 (37,520)            168,192
            Accounts payable and accrued expenses          (1,065,163)         (1,926,666)
               Accrued payroll, incentive
               compensation and related expenses              107,538               7,782
            Income taxes payable and prepaid and
               recoverable income taxes, net                2,395,381           3,188,703
            Due to affiliated physician practices                  --          (3,121,548)
            Deferred income                                  (469,570)          1,946,009
                                                         ------------        ------------
Net cash (used in) provided by operating activities          (398,742)            697,958

INVESTING ACTIVITIES
Purchases of property and equipment                          (315,179)           (954,220)
Proceeds from sales of majority interest in a
   subsidiary and equity investments, net of cash                  --           3,208,397
Proceeds from sale of medical equipment                       125,200           1,001,856
Increase in other assets                                        5,303             (39,403)
Repayments from affiliates                                         --             108,815
Advances to investee                                               --            (899,342)
                                                         ------------        ------------
Net cash (used in) provided by investing activities          (184,676)          2,426,103

FINANCING ACTIVITIES
Proceeds from sales of affiliated practices
   assets and execution of new service agreements                  --          36,693,110
Cash restricted for repayment of line-of-credit                    --                  --
Principal repayments on notes payable                     (10,156,672)        (40,425,000)
Net proceeds from equity financing                         14,356,201                  --
Repayments from notes receivable                            3,446,605                  --
Principal repayments on capital lease obligations                  --             (47,686)
Loans to physician stockholders                                    --             (48,178)
Escrowed payment related to acquisition
    of additional interest in majority-owned
    subsidiary                                                     --             (60,000)
Repayment of Officer notes                                   (350,000)                 --
Repayment on loans to physician stockholders                       --             135,451
Exercise of common stock options                               62,800               7,545
                                                         ------------        ------------
Net cash provided by (used in) financing activities         7,358,934          (3,744,758)

Net increase (decrease) in cash and cash equivalents        6,775,516            (620,697)

Cash and cash equivalents at beginning of period              316,767           1,418,201
                                                         ------------        ------------
Cash and cash equivalents at end of period               $  7,092,283        $    797,504
                                                         ============        ============

          See accompanying notes to consolidated financial statements.

                      Health Grades, Inc. and Subsidiaries

             Notes to Consolidated Financial Statements (Unaudited)

                               September 30, 2000

NOTE 1 - BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements of Health Grades, Inc. and subsidiaries (collectively, the "Company") have been prepared in accordance with generally accepted accounting principles for interim financial information and the instructions to Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, these statements include all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the results of the interim periods reported herein. Operating results for the three and nine months ended September 30, 2000 are not necessarily indicative of the results that may be expected for the year ending December 31, 2000. For further information, refer to the consolidated financial statements and footnotes thereto included in the prospectus.

DESCRIPTION OF BUSINESS

The Company operates two Internet health care sites and provides practice management services to physicians. Through its wholly-owned subsidiary, Healthcare Ratings, Inc., the Company operates its HealthGrades.com web site, which provides ratings and other information on health care providers and facilities. Through its wholly-owned subsidiary, ProviderWeb.net, Inc., the Company operates its ProviderWeb.net web site, which offers a subscription service for physician practice administrators and managers that provides online tools and resources. All significant intercompany balances and transactions have been eliminated in consolidation. Due to the intent of management to focus its efforts on continuing the development of the HealthGrades.com web site, the Company is currently exploring strategic alternatives for ProviderWeb.net.

RECLASSIFICATIONS

Certain amounts in the Consolidated Balance Sheet as of December 31, 1999 and certain amounts in the Statement of Operations and the Consolidated Statement of Cash Flows for the three and nine months ended September 30, 1999 have been reclassified in order to conform to the current presentation.

EARNINGS PER SHARE

The calculation of weighted average shares outstanding for the three and nine months ended September 30, 2000, and for the three months ended September 30, 1999, does not include the impact of certain stock options whose exercise price was less than the average market price of the common shares because the effect on loss per share would have be antidilutive. If such options were included in the calculation, weighted average shares outstanding would have increased by approximately 1.2 million and 1.3 million shares for the three and nine months ended September 30, 2000, respectively, and approximately 1.8 million for the three months ended September 30, 1999.

NOTE 2 - EQUITY FINANCING

On March 17, 2000, the Company closed on an equity financing transaction (the "Equity Financing") which raised $18 million. Pursuant to the terms of the Equity Financing, certain investors paid $14.8 million to the Company in return for 7,400,000 shares of Company common stock and five-year warrants to purchase 2,590,000 shares of Company common stock at an exercise price of $4.00 per share. Net proceeds of the Equity Financing, after payment of certain legal and other financing fees, were approximately $14.4 million. In connection with the Equity Financing, the Company also issued an aggregate of 165,000 shares to its bank syndicate as a financing fee. The Company also issued a warrant to purchase 150,000 shares of Company common stock to a company that served as a financial advisor to the Company in connection with the Equity Financing, at an exercise price of $4.00 per share. In connection with the Equity Financing, certain officers of the Company exchanged $3.2 million in notes payable for an aggregate of 1.6 million shares of Company common stock and five-year warrants to purchase 560,000 shares of Company common stock at $4.00 per share. In accordance with the provisions of EITF 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios, upon the exchange of the notes payable, the Company recorded an expense of $347,200 based upon the estimated fair market value of the warrants issued to the officers. This expense is included in general and administrative expenses in the Company's Consolidated Statement of Operations.

NOTE 3 - SEGMENT DISCLOSURES

Management regularly evaluates the operating performance of the Company by reviewing results on a product or service provided basis. The Company's reportable segments are Physician Practice Management ("PPM") and Internet Services. PPM derives its revenue primarily from management services provided to physician practices. Internet Services revenue is derived primarily from marketing arrangements with hospitals, fees related to the licensing of the Company's content (including set-up fees) and advertising. The Company's "other" segment for the three and nine months ended September 30, 1999 represents ambulatory surgery center services and health care consulting. Both of the Company subsidiaries that generated revenue for the "other" segment were liquidated during 1999.

The Company uses net loss before income taxes for purposes of performance measurement. The measurement basis for segment assets includes intangible assets.

Summary information by segment is as follows:

                                                As of And For                            As of And For
                                           The Three Months Ended                   The Nine Months Ended
                                                September 30                             September 30
                                                ------------                             ------------
                                          2000                1999                 2000               1999
                                          ----                ----                 ----               ----
PPM
Revenue from external customers       $    375,923        $  5,306,998        $  3,943,734        $ 27,544,417
Interest income                                 --              39,619                  --             157,419
Interest expense                           (52,648)            318,566            (428,441)          2,205,552
Segment net income
 (loss) before income taxes             (1,230,975)          2,970,613          (1,765,933)          4,828,522
Segment assets                          27,966,141          21,282,908          27,966,141          21,282,908
Segment asset expenditures                   6,010              29,042              13,822             775,797

INTERNET SERVICES
Revenue from external customers       $    909,558        $    143,047        $  2,172,125        $    279,839
Interest income                            141,024                  --             400,380                  --
Segment net loss before
  income taxes                          (1,241,544)         (1,946,611)         (3,271,198)         (2,877,376)
Segment assets                           6,091,992             340,539           6,091,992             340,539
Segment asset expenditures                   2,855              78,765             301,357             178,423

OTHER
Revenue from external customers                $--                 $--                 $--        $    132,831
Interest income                                 --              49,130                  --              91,826
Equity in net loss of
  unconsolidated affiliate                      --              (4,874)                 --             (23,852)
Segment net loss before
  income taxes                                  --            (385,008)                 --          (1,023,633)
Segment assets                                  --                  --                  --                  --
Segment asset expenditures                      --                  --                  --                  --

         A reconciliation of the Company's segment revenue, segment net loss before income taxes, segment assets and other significant items to the corresponding amounts in the consolidated financial statements is as follows:


                                               As of And For                          As of And For
                                          The Three Months Ended                  The Nine Months Ended
                                               September 30                            September 30
                                         2000                1999                2000                1999
REVENUE
 Total for reportable segments       $  1,285,481        $  5,450,045        $  6,115,859        $ 27,824,256
 Other revenue                              1,128             (26,874)              3,847             (55,223)
                                     ------------        ------------        ------------        ------------
 Total consolidated revenue          $  1,286,609        $  5,423,171        $  6,119,706        $ 27,769,033
                                     ============        ============        ============        ============

LOSS BEFORE INCOME TAXES
 Total net loss before tax for
  reportable segments                $ (2,472,519)       $  1,024,002        $ (5,037,131)       $  1,951,146
 Other net loss                                --            (385,008)                 --          (1,023,633)
Adjustment                                     --              (1,854)                 --            (110,471)
                                     ------------        ------------        ------------        ------------
 Loss before income taxes            $ (2,472,519)       $    637,140        $ (5,037,131)       $    817,042
                                     ============        ============        ============        ============

ASSETS
 Total assets for
   reportable segments               $ 34,058,133        $ 21,623,447        $ 34,058,133        $ 21,623,447
 Other assets                                  --                  --                  --                  --
 Elimination of advance
   to subsidiaries                     (8,831,517)                 --          (8,831,517)                 --
 Elimination of investment in
   subsidiaries                        (7,795,020)         (4,215,224)         (7,795,020)         (4,215,224)
                                     ------------        ------------        ------------        ------------
Consolidated total assets            $ 17,431,596        $ 17,408,223        $ 17,431,596        $ 17,408,223
                                     ============        ============        ============        ============

         For each of the periods presented, the Company's primary operations and assets were within the United States.

NOTE 4 - SUPPLEMENTAL CASH FLOW INFORMATION

Cash interest paid amounted to approximately $514,000 and $2.2 million for the nine months ended September 30, 2000 and 1999, respectively. Refunds received from income taxes amounted to approximately $2,300,000 and $2,700,000 for the nine months ended September 30, 2000 and 1999, respectively.

Supplemental schedule of noncash investing and financing activities are as follows:

During the nine months ended September 30, 2000, approximately $1.2 million in restricted cash was used to pay down the Company's term loan.

In January 2000, the Company received 850,000 shares of its common stock under the terms of a settlement agreement with one of its former affiliated practices.

In February 2000, the Company merged its majority-owned subsidiary, HG.com, Inc. into a recently formed, wholly-owned subsidiary, HealthCare Ratings, Inc. (hereafter, the "Merger Transaction"). In connection with the Merger Transaction, the minority shareholders of HG.com were given 800,000 shares of Company common stock.

                         ------------------------------

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

Statements in this section, including statements concerning raising debt and/or equity financing and anticipated costs to further develop and market our Internet sites are "forward looking statements." Actual events or results may differ materially from those discussed in forward looking statements as a result of various factors, including inability to obtain additional financing and other factors discussed below and in our prospectus, particularly under "Risk Factors."

GENERAL

We operate two Internet health care sites and provide practice management services to physicians. Through our wholly-owned subsidiary, Healthcare Ratings, Inc., we operate our HealthGrades.com web site, which provides ratings and other information on health care providers and facilities. Through our wholly-owned subsidiary, ProviderWeb.net, Inc., we operate our ProviderWeb.net web site, which offers a subscription service for physician practice administrators and managers that provides online tools and resources. Due to the intent of management to focus its efforts on continuing the development of the HealthGrades.com web site, we are currently exploring strategic alternatives for ProviderWeb.net.

As a result of transactions with 13 practices that restructured our management service arrangements (six of which were later terminated) and other agreements, including litigation settlements terminating our management services arrangements with four other practices, our physician practice management services have been substantially reduced. Therefore, our results of operations for the three and nine months ended September 30, 2000 are not comparable to our results of operations for the three and nine months ended September 30, 1999. In an effort to enhance the presentation of our financial statements, we have identified those revenues and costs and expenses that relate directly to our Internet and physician practice management operations, respectively, and segregated them in the Consolidated Statements of Operations. As a result, we have made certain reclassifications to the Consolidated Statement of Operations for the three and nine months ended September 30, 1999 in order to conform to the current period presentation.

ACQUISITION OF MINORITY INTEREST

Effective February 3, 2000, we merged our majority-owned subsidiary, HG.com, Inc. into a recently formed, wholly-owned subsidiary, HealthCare Ratings, Inc. (hereafter, the "Merger Transaction"). In order to effectuate the Merger Transaction, we gave the minority shareholders of HG.com 800,000 shares of our common stock. In connection with the Merger Transaction, we recorded goodwill in the amount of $1,850,000 based on the fair value of our common stock issued as of the transaction date. The goodwill is being amortized over an estimated useful life of seven years.

RESULTS OF OPERATIONS

PHYSICIAN PRACTICE MANAGEMENT REVENUE

Physician practice management revenue includes service fees and other revenue derived from our physician practice management business. For the three and nine months ended September 30, 2000, physician practice management revenue includes non-recurring payments of approximately $70,000 and $2.4 million, respectively, related to the termination of management services agreements with three of our affiliated practices. Physician practice management revenue for the three and nine months ended September 30, 1999 was approximately $5.3 million and $27.0 million, respectively, reflecting the much larger scope of our physician practice management operations during the prior period.

INTERNET REVENUE

Internet revenue includes all revenues derived from our Internet health care business. We derive these revenues primarily from strategic marketing services provided to hospitals, nursing homes and other health care providers, and fees related to the licensing access to our content (including set-up fees) and advertising. Marketing revenues are derived from annual fees from hospitals, nursing homes and health plans in return for our serving banner advertisements and providing other marketing services. Revenue related to these arrangements is recognized on a straight-line basis over the term of the agreement. Revenue related to the licensing of content and initial set-up fees also are recognized on a straight-line basis over the term of the agreement. In conjunction with certain of our licensing agreements, we have entered into promotional agreements under which the licensees may offset their cash obligations to us by providing significant HealthGrades.com branding on their web sites, or by providing certain other services to us. For these arrangements, we record the value of the content licensing as revenue in our Consolidated Statement of Operations, and a corresponding expense for the value of the branding or other services we receive. For the three and nine months ended September 30, 2000, we recorded approximately $424,000 and $1.0 million, respectively, in revenue and corresponding expense related to these type of arrangements. Advertising revenue relates to advertisements served on both our sites and our share of advertising revenue derived from advertisements delivered on sites of other online health care companies that provide access to our content. Revenues derived from advertising arrangements where we contract directly with the advertiser are recorded at the gross contract amount and commissions and other revenue sharing splits with other online health care companies under those contracts are recorded as general and administrative expenses. Advertising revenues earned under revenue sharing arrangements from other web sites are recorded net of commissions because the commissions are not contractual obligations of ours.

CLINIC EXPENSES

Previously, under our long-term service agreements with physician practices, we provided, among other things, facilities and management, administrative and development services to the affiliated practices, and employed most non-physician personnel of the affiliated practices, in return for specified service fees. The operating expenses incurred by us included the salaries, wages and benefits of personnel (other than physician owners and certain technical medical personnel), supplies, expenses involved in administering the clinical aspects of the affiliated practices and depreciation and amortization of assets. We did not incur any clinic expenses for the three and nine months ended September 30, 2000 as we are no longer obligated to pay clinic expenses under our management services arrangements with physician practices.

LITIGATION AND OTHER COSTS

We continue to be involved in litigation with certain of our former affiliated practices. For the three and nine months ended September 30, 2000, we incurred approximately $85,000 and $657,000, respectively, in legal fees directly related to these disputes. Compared with the corresponding periods from 1999, litigation and other costs decreased approximately $821,000 and $3.6 million, respectively, for the three and nine months ended September 30, 2000. This decrease is due to the fact that during the latter part of 1999 and in the first half of 2000, we reached settlement agreements with several former affiliated practices.

PRODUCTION, CONTENT AND PRODUCT DEVELOPMENT COSTS

Beginning in 1999, we began incurring production, content and product development costs related to the development and support of our HealthGrades.com and ProviderWeb.net web sites. These costs (which consist primarily of salaries and benefits, consulting fees and other costs related to software development, application development and operations expense) are expensed as incurred. Production, content and product development costs were approximately $500,000 and $1.7 million for the three and nine months ended September 30, 2000, respectively. These expenses increased substantially during the later part of 1999 and the first half of 2000, due to the expansion of the HealthGrades.com web site during this time period. Since January 1, 2000, we have enhanced our web site by adding directories for naturopathic physicians and birthing centers and including report card pages for home health agencies and hospices. Additionally, we have enhanced our physician data through a strategic alliance with GeoAccess under which, among other things, our data is being co-marketed to GeoAccess' clients and we are licensing GeoAccess' physician data.

SALES AND MARKETING EXPENSES

We incurred approximately $1 million and $2.2 million in sales and marketing costs for the three and nine months ended September 30, 2000, respectively. Of this amount, approximately $424,000 and $1 million for the three and nine months ended September 30, 2000, respectively, related to expenses incurred in connection with promotional agreements under which we received advertising and other services in return for access to our content. There were no corresponding costs for the three and nine months ended September 30, 1999.

GAIN (LOSS) ON SALE OF ASSETS AND OTHER

During the nine months ended September 30, 2000, we incurred a loss on sale of assets and other, of approximately $256,000. This amount consisted primarily of a loss of $275,000 on the sale of two MRI units, a gain of approximately $142,000 primarily related to a litigation settlement with one of our former affiliated practices, and a loss of approximately $61,000 related to the writedown of certain assets.

INTEREST EXPENSE

We incurred interest expense of approximately $53,000 and $428,000 for the three and nine months ended September 30, 2000, respectively, compared to interest expense of approximately $319,000 and $2.2 million for the corresponding periods of 1999. This decrease reflects the reduction of our indebtedness with our bank syndicate from a balance of approximately $12.5 million as of September 30, 1999 to a balance of approximately $1.6 million as of September 30, 2000.

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2000, we had working capital of approximately $5.9 million, an increase of $4.5 million from approximately $1.4 million as of December 31, 1999. For the first nine months of 2000, cash flow used in operations was approximately $399,000 compared to cash flow provided by operations of $698,000 for the same period of 1999.

On March 17, 2000, we closed on an equity financing transaction (the "Equity Financing") which raised $18 million. Pursuant to the terms of the Equity Financing, certain investors funded $14.8 million to us in return for 7,400,000 shares of our common stock and five-year warrants to purchase 2,590,000 shares of our common stock at an exercise price of $4.00 per share. Net proceeds of the Equity Financing, after payment of certain legal and other financing fees, was approximately $14.4 million. We also issued a warrant to purchase 150,000 shares of our common stock to a company that served as a financial advisor to us in connection with the Equity Financing, at an exercise price of $3.45 per share. In connection with the Equity Financing, certain of our officers exchanged $3.2 million in notes payable for an aggregate of 1.6 million shares of our common stock and five-year warrants to purchase 560,000 shares of our common stock at $4.00 per share. In accordance with the provisions of EITF 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios, upon the exchange of the notes payable, we recorded an expense of $347,200 based upon the estimated fair market value of the warrants issued to the officers. This expense is included in general and administrative expenses in our Consolidated Statement of Operations for the nine months ended September 30, 2000.

Effective March 2000, we entered into an amendment to our term loan with our bank syndicate. The amendment extends the final payment on the loan from November 2000 to November 2001. The revised term loan provides for monthly principal and interest payments through November 2001, with interest payable at a floating rate based on the lead bank's prime lending rate plus .75%. The monthly principal payments under the term loan are $50,000 per month beginning April 2000, with the final payment for any remaining balance on the loan due November 2001. We received our federal tax refund for the year ended December 31, 1999, totaling approximately $2.3 million, during the second quarter of 2000. This amount was applied to reduce the balance of the term loan in June 2000. Our two wholly-owned subsidiaries, Healthcare Ratings, Inc. and ProviderWeb.net, Inc. are guarantors of the loan. We issued 165,000 shares of our common stock to the bank syndicate in connection with the amendment as a financing fee. We anticipate incurring costs in excess of revenues for the remainder of 2000 and during 2001 to further develop and market our product offerings. Our revenues to date from ProviderWeb.net have not been material. Due to the intent of management to focus its efforts on continuing the development of the HealthGrades.com web site, we are currently exploring strategic alternatives for ProviderWeb.net. Additionally, although we have settled much of the litigation between our former affiliated practices and us, we continue to incur legal fees and other costs related to the remaining litigation with some former affiliated practices.

We anticipate that we will require additional funds to finance our operations over the next twelve months. Management is currently examining various alternatives to raise debt and/or equity financing. The availability and terms of any financing will depend on market and other conditions. We cannot assure that sufficient funds will be available on terms acceptable to us, if at all.

4.       OTHER INFORMATION

         Reference is made to the discussion in the prospectus under the caption "Business - Legal Proceedings - Reconstructive Orthopaedic Associates," relating to a complaint filed against us on May 11, 2000 by Drs. Richard H. Rothman, Todd
J. Albert and Alexander R. Vaccaro in the United States District Court for the Eastern District of Pennsylvania. By order dated October 2, 2000, the court denied the plaintiffs' motion to reconsider the court's order dismissing Count II of the complaint. In addition, on October 12, 2000, the court denied the plaintiffs' motion to dismiss our counterclaim.

         Reference is made to the discussion of Company management in the prospectus under the caption "Management." The following are developments that occurred after the date of the prospectus.

         We appointed Peter J. Stahl, III, age 51, our chief operating officer on September 14, 2000. Mr. Stahl served from February 1991 to April 2000 as executive vice president of business development at Duff & Phelps Credit Rating Co., a financial advisory company specializing in credit rating and research.

         Mr. Stahl will receive a base salary of $250,000 per year and will be eligible to receive a bonus equal to 100% of his base salary. In addition, at the commencement of his employment, we granted to Mr. Stahl an option to purchase 400,000 shares of our common stock at an exercise price of $1.50 per share, which was the closing price per share of our common stock, as reported on Nasdaq, on the date of grant. The option vests in three equal annual increments beginning September 14, 2001. The option expires on September 13, 2010.

         John J. Quattrone, age 48, became one of our directors on November 10, 2000. Since 1975, Mr. Quattrone has held various positions in personnel and labor relations at General Motors North America. Since 1995, Mr. Quattrone has served as General Director of Human Resources for General Motors North America.

         On November 29, 2000, we granted an option to purchase 20,000 shares of our common stock to Mr. Quattrone. The exercise price of the option is $0.50 per share (the closing price per share of our common stock as reported by Nasdaq on the date of grant) and the option terminates on November 29, 2010. The option vests in equal increments on each of the first three anniversaries of the date of grant.

         Mr. Cheesbrough, one of our directors, left the employ of Xcare.net, Inc. in September 2000.

         Reference is made to the discussion in the prospectus under the caption "Management - Executive Compensation - Compensation of Directors." On June 20, 2000, we granted options to each of our non-employee directors to purchase 20,000 shares of our common stock at an exercise price of $1.5312 per share (the closing price per share of our common stock as reported by Nasdaq on the date of grant), which options terminate on June 20, 2010. The options vest in equal increments on each of the first three anniversaries of the date of grant.

         Reference is made to the discussion in the prospectus under the caption "Management - Executive Compensation" regarding grants of options to executive officers on July 31, 2000. Because of erroneous assumptions regarding accounting matters relating to grants to Messrs. Kerry Hicks, Jaeckle, Davis, David Hicks and O'Hare (the "Named Executive Officers") of options to purchase a total of 700,000 shares of our common stock at an exercise price of $0.875 per share, which options were to vest in three equal annual increments beginning on July 31, 2001, these grants were declared void by the Compensation Committee of our Board of Directors. In addition, certain cancellations of options by the Named Executive Officers (covering 463,419 shares) were also declared void by the Compensation Committee. The Named Executive Officers concurred in this determination.

         On November 20, 2000, we granted options to each of the Named Executive Officers. The options each have an exercise price of $0.625, which was the closing price per share of our common stock, as reported on Nasdaq, on the date of grant. The options vest in equal increments on each of the first three anniversaries of the date of grant and terminate ten years from the date of grant. Options were granted to the Named Executive Officers to purchase the following number of shares: Kerry R. Hicks - 260,000 shares; Patrick M. Jaeckle
- 140,000 shares; D. Paul Davis - 100,000 shares; David G. Hicks - 100,000 shares; Timothy D. O'Hare - 100,000 shares.

         In light of the developments set forth above, as well as the sale of our common stock by one of the selling stockholders prior to the date of this prospectus supplement, the disclosure in the prospectus under the caption "Principal and Selling Stockholders" is revised in its entirety as follows:

                       PRINCIPAL AND SELLING STOCKHOLDERS

         The Shares being offered under this prospectus include shares currently held by the selling stockholders as well as shares issuable upon exercise of warrants held by some of the selling stockholders. The selling stockholders obtained the shares in various transactions. Chancellor V, L.P., Essex Woodlands Health Ventures Fund IV, L.P., Punk, Ziegel & Company Investors, L.L.C. and William J. Punk (collectively, "the Investors") acquired their securities in connection with a private financing in March 2000. The Investors paid an aggregate of $14.8 million for their securities. Neil Grossman, Irwin J. Newman and Alan S. Frankel, who are officers of Triton Capital, Inc. received warrants to purchase an aggregate of 150,000 shares in consideration of services rendered by Triton Capital in connection with the private financing. Bank of America Corporation, AmSouth Bank Corporation, Paribas North America, Inc. and Key Corporate Capital, Inc., our lending banks, received their shares as a financing fee in connection with certain modifications to our credit facility. Kerry R. Hicks, Patrick M. Jaeckle, D. Paul Davis and David G. Hicks, who are some of our executive officers, received their shares and warrants covered by this prospectus in March 2000, in exchange for their surrender of $3.2 million of notes that we issued to them in December 1999. We issued the notes in connection with loans that the executive officers made to us in December 1999 to enable us to acquire a portion of the minority interest in a subsidiary that operated our HealthGrades.com web site. See "Certain Transactions" in the prospectus for additional information concerning some of these transactions.

         The following table sets forth certain information with respect to beneficial ownership of our common stock as of November 20, 2000 by (i) each person known to us to own beneficially more than five percent of our common stock (including such person's address); (ii) our executive officers listed in the Summary Compensation Table in the prospectus under "Management - Executive Compensation"; (iii) each of our directors; (iv) all directors and executive officers as a group; and (v) other selling stockholders. Some of this information is based on information provided by or on behalf of the selling stockholders and, with regard to the beneficial holdings of the selling stockholders, is accurate only to the extent beneficial holdings information was disclosed to us by or on behalf of the selling stockholders. The selling stockholders and any of their transferees, pledgees, donees or successors to these persons, may from time to time offer and sell, pursuant to the prospectus and this and any subsequent prospectus supplement, any and all of these shares.

         The amounts shown under "Shares Beneficially Owned After Offering" assume that the selling stockholders will sell all shares owned by them, including all shares issuable upon the exercise of warrants held by them. However, because each of the selling stockholders may offer all, some or none of his or its respective Shares, we cannot provide a definitive estimate as to the amount and percentage of common stock that each of the selling stockholders will hold upon the termination of any sales. In addition, because the warrants held by some of the selling stockholders have "net exercise" provisions, the actual number of shares issued upon exercise of the warrants may be less than indicated in the footnotes to the table. Generally, a "net exercise" provision enables a holder of a warrant to surrender a warrant and receive, without any cash payment, a number of shares based upon a formula that takes into account the excess of the market value of the shares underlying the warrant over the exercise price of such shares.

                                                SHARES BENEFICIALLY                           SHARES BENEFICIALLY
                                                   OWNED PRIOR TO                                 OWNED AFTER
                                                    OFFERING (1)                                   OFFERING
                                               NUMBER         PERCENT      NUMBER OF         NUMBER         PERCENT
                                                 OF             OF       SHARES BEING          OF             OF
                NAME                           SHARES          TOTAL        OFFERED           TOTAL          TOTAL
DIRECTORS AND OFFICERS:
Kerry R. Hicks(2)                            2,626,769         11.5        1,350,000        1,276,769          5.6
Patrick M. Jaeckle(3)                        2,076,475          9.2          675,000        1,401,475          6.2
D. Paul Davis(4)                               488,120          2.2           67,500          420,620          1.9
David G. Hicks(5)                              463,482          2.1           67,500          395,982          1.8
Timothy D. O'Hare(6)                           445,701          2.0               --          445,701          2.0
Parag Saxena(7)                              5,690,250         24.7        5,690,250               --           --
Marc S. Sandroff(8)                          4,050,000         17.9        4,050,000               --           --
Leslie S. Matthews, M.D.(9)                     85,116            *               --           85,116            *
Peter H. Cheesbrough(10)                        54,345            *               --           54,345            *
Mats Wahlstrom(11)                             146,677            *               --          146,677            *
All Directors and Officers as a group
   (14 persons) (12)                        17,285,848         64.8       11,900,250        5,385,598         19.5

FIVE PERCENT STOCKHOLDERS:
Chancellor V, L.P.(13)                       5,690,250         24.7        5,690,250               --           --
Essex Woodlands
  Health Ventures Fund IV, L.P.(14)          4,050,000         17.9        4,050,000               --           --

OTHER SELLING STOCKHOLDERS:
Bank of America Corporation(15)                 66,000            *           66,000               --           --
AmSouth Bancorporation(15)                      33,000            *           33,000               --           --
Paribas North America, Inc.(15)                 33,000            *           33,000               --           --
Key Corporate Capital, Inc.(15)                 33,000            *           33,000               --           --
Punk, Ziegel & Company
  Investors, L.L.C.(16)                        160,800            *          160,800               --           --
William J. Punk(17)                             33,750            *           33,750               --           --
Neil Grossman(18)                               90,000            *           90,000               --           --
Irwin J. Newman(18)                             30,000            *           30,000               --           --
Alan S. Frankel(18)                             30,000            *           30,000               --           --

*        Less than one percent

(1) Applicable percentage of ownership is based on 21,547,204 shares of common stock outstanding on November 20, 2000. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and means voting and investment power with respect to securities. Shares of common stock issuable upon the exercise of stock options or warrants exercisable currently or within 60 days of November 20, 2000 are deemed outstanding and to be beneficially owned by the person holding such option for purposes of computing such person's percentage ownership, but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Except for shares jointly held with a person's spouse or subject to applicable community property laws, or as indicated in the footnotes to this table, each stockholder identified in the table possesses sole voting and investment power with respect to all shares of common stock shown as beneficially owned by such stockholder.

(2) Includes 10,000 shares of common stock held by The David G. Hicks Irrevocable Children's Trust, 350,000 shares underlying warrants and 861,351 shares underlying stock options. Does not include 60,000 shares of common stock held by The Hicks Family Irrevocable Trust, for which shares Mr. Kerry Hicks disclaims beneficial ownership. Mr. Kerry Hicks is our Chief Executive Officer and one of our directors. Mr. Hicks' address is Health Grades, Inc., 44 Union Boulevard, Suite 600, Lakewood, CO 80228.

(3) Includes 175,000 shares underlying warrants and 861,351 shares underlying stock options. Does not include 100,000 shares of common stock held by The Patrick M. Jaeckle Family Irrevocable Children's Trust, for which shares Mr. Jaeckle disclaims beneficial ownership. Mr. Jaeckle is our President and one of our directors. Mr. Jaeckle's address is Health Grades, Inc., 44 Union Boulevard, Suite 600, Lakewood, CO 80228.

(4) Includes 17,500 shares underlying warrants and 363,621 shares underlying stock options. Mr. Davis is our Executive Vice President - Finance and our Chief Financial Officer.

(5) Includes 17,500 shares underlying warrants and 319,701 shares underlying stock options. Mr. David Hicks is our Executive Vice President - Information Technology.

(6)      Includes 445,701 shares underlying stock options.

(7) Includes 4,215,000 shares and 1,475,250 shares underlying warrants held by Chancellor V, L.P. Mr. Saxena is a Managing Director of INVESCO Private Capital, Inc., the Managing Member of IPC Direct Associates V, L.L.C., which is the General Partner of Chancellor V, L.P. Mr. Saxena's address is INVESCO Private Capital, Inc., 1166 Avenue of the Americas, New York, NY 10036. Mr. Saxena is one of our directors.

(8) Includes 3,000,000 shares and 1,050,000 shares underlying warrants held by Essex Woodlands Health Ventures Fund IV, L.P. (the "Fund"). Mr. Sandroff is a Managing Director of Essex Woodlands Health Ventures Fund IV, L.L.C. (the "LLC"), which is the General Partner of the Fund. Mr. Sandroff's address is Essex Woodlands Health Ventures IV, L.L.C., 190 South LaSalle Street, Suite 2800, Chicago, IL 60603. Mr. Sandroff is one of our directors.

(9)      Includes 43,333 shares underlying stock options.

(10)     Includes 53,345 shares underlying stock options.

(11)     Includes 46,677 shares underlying stock options.

(12) Includes 3,085,250 shares underlying warrants and 3,046,748 shares underlying stock options.

(13) Includes 1,475,250 shares underlying warrants. See note 7. The address of Chancellor V, L.P. is 1166 Avenue of the Americas, New York, NY 10036.

(14) Includes 1,050,000 shares underlying warrants. See note 8. The address of Essex Woodlands Health Ventures Fund IV, L.P. is 190 South LaSalle Street, Suite 2800, Chicago, IL 60603.

(15)     The stockholder is one of our lending banks.

(16)     Includes 56,000 shares underlying warrants.

(17)     Includes 8,750 shares underlying warrants.

(18) All shares listed are underlying warrants. Messrs. Grossman, Newman and Frankel are officers of Triton Capital, Inc., which provided financial advisory services to us in connection with a private placement in March 2000.

                         ------------------------------

         You should rely only on the information in the prospectus and this prospectus supplement. We have not authorized any person to provide you with different information. The prospectus is not an offer to sell these securities or a solicitation of your offer to buy these securities in any state where the offer or sale is not permitted. Except as may be updated by any supplement attached to the prospectus, the information in the prospectus is accurate only as of the date of the prospectus, regardless of the time of delivery of the prospectus or any sale of the common stock.